UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

AUGUSTA RESOURCE CORPORATION

(Name of Subject Company (Issuer))

HUDBAY MINERALS INC.

(Names of Filing Persons (Offerors))

Common Shares
(Title of Class of Securities)

050912203

(CUSIP Number of Class of Securities)

HudBay Minerals Inc.

25 York Street, Suite 800,

Toronto, ON M5J 2V5

Attention: Patrick Donnelley, Esq.

Vice President, Legal and Corporate Secretary

(416) 362-2576
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to

Kari MacKay, Esq.
Mark L. Mandel, Esq.	Goodmans LLP
Milbank, Tweed, Hadley & McCloy LLP	Bay Adelaide Centre
One Chase Manhattan Plaza	333 Bay Street, Suite 3400
New York, NY 10005-1413	Toronto, ON M5H 2S7
(212) 530-5000	(416) 979-2211

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**
$238,887,478.07	$30,768.71

*                 Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) US$1.795, which is the average of high and low sale prices of the common shares of Augusta Resource Corporation as reported on the NYSE MKT on February 5, 2014, and (ii) 133,084,946 common shares of Augusta Resource Corporation in the aggregate that may be received by Hudbay Minerals Inc. or cancelled in the transaction described herein.

**          The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	US$30,768.71
Form or Registration No:	Form F-10
Filing Party:	Hudbay Minerals Inc.
Date Filed:	February 11, 2014

☐            Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.

☐            ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.

☐            GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.

☐            AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

☐            Check the box if the filing is a final amendment reporting the results of the tender offer.

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by HudBay Minerals Inc., a corporation organized under and governed by the federal laws of Canada (“Hudbay” or the “Offeror”).

This Schedule TO relates to the offer to purchase (the “Offer”) by Hudbay for all of the issued and outstanding common shares (the “Augusta Shares”) of Augusta Resource Corporation, a corporation existing under the laws of Canada (“Augusta”), other than any Augusta Shares held directly or indirectly by Hudbay and its affiliates, including any Augusta Shares that may become issued and outstanding upon the exercise, exchange or conversion of any options or any other rights to acquire Augusta Shares after the date hereof but prior to the expiry time of the Offer, together with the associated rights issued under Augusta's shareholder rights plan, for consideration per Augusta Share of 0.315 of a common share of Hudbay.

The information set forth in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, this Schedule TO, and is supplemented by the information specifically provided herein.

Hudbay has filed a registration statement on Form F-10 with the United States Securities and Exchange Commission relating to the common shares it proposes to issue to Augusta shareholders in connection with the Offer that includes the Offer and Circular as a prospectus (the “Prospectus”), and also has filed or will file the Offer and Circular and all other tender offer documents required under applicable Canadian and United States securities regulations.

Item 1. Summary Term Sheet.

The information set forth in the Offer and Circular under “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)                                                              The name of the subject company and the issuer of the securities subject to the Offer is Augusta Resource Corporation, a corporation existing under the laws of Canada.  The information set forth in the Offer and Circular under “Circular–Augusta” is incorporated herein by reference.

(b)                                                              Based upon information contained in Augusta’s Management’s Discussion and Analysis for the Third Quarter Ended September 30, 2013, attached as Exhibit 99.2 to Augusta’s Form 6-K filed November 14, 2013, there were 144,412,062 Augusta Shares outstanding as of November 14, 2013.

(c)                                                               The information set forth in the Offer and Circular under “Circular–Certain Information Concerning Securities of Augusta” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)                                                              Hudbay is the filing person.  The information set forth in the Offer and Circular under “Circular–The Offeror” and in Schedule C to the Offer and Circular entitled “Certain Information Regarding Executive Officers and Directors of the Offeror” is incorporated herein by reference.

(b)                                                              The information set forth in the Offer and Circular under “Circular–The Offeror” is incorporated herein by reference.

(c)                                                               The information set forth in Schedule C to the Offer and Circular entitled “Certain Information Regarding Executive Officers and Directors of the Offeror” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1)(i)-(viii)     The information set forth under “Summary”, “Offer–The Offer”, “Offer–Time for Acceptance”, “Offer–Manner of Acceptance”, “Offer–Extension, Variation or Change of the Offer”, “Offer–Take-up and Payment for Deposited Augusta Shares” and “Offer–Withdrawal of Deposited Augusta Shares” in the Offer and Circular is incorporated herein by reference.

(a)(1)(ix)                             Not applicable.

(a)(1)(x)                            The information set forth in the Offer and Circular under “Circular–Certain Information Concerning Securities of the Offeror–Summary Comparison of Material Difference Between the By-Laws of the Offeror and Augusta” is incorporated herein by reference.

(a)(1)(xi)                        The information set forth in the Offer and Circular under “Circular–Accounting Treatment” is incorporated herein by reference.

(a)(1)(xii)                    The information set forth in the Offer and Circular under “Circular–U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(a)(2)                                          Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)                                                              During the past two years there have not been any transactions between Hudbay or any of its subsidiaries or, to the best knowledge of Hudbay, any of the persons listed in Schedule C to the Offer and Circular, on the one hand, and Augusta or any of its directors, executive officers or affiliates, on the other hand, that are required to be disclosed pursuant to this item.

(b)                                                              The information set forth in the Offer and Circular under “Circular–Background to the Offer” and “Circular–Benefits from the Offer” is incorporated herein by reference.

Item 6. Purpose of the Transaction and Plans or Proposals.

(a), (c)                                          The information set forth in the Offer and Circular under “Summary”, “Circular–Reasons to Accept the Offer”, “Circular–Background to the Offer”, “Circular–Purpose of the Offer and the Offeror Plans for Augusta”, “Circular-Source of Funds” and “Circular–Acquisition of Augusta Shares Not Deposited Under the Offer”, “Circular–Effect of the Offer on the Market for and Listing of Augusta Shares and Status as a Reporting Issuer” and “Circular–Risk Factors” in the Offer and Circular is incorporated herein by reference.

Item 7. Source and Amount of Funds or other Consideration.

(a), (b), (d)                    The information set forth in the Offer and Circular under “Circular–Source of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of Subject Company.

(a)                                                              The information set forth in the Offer and Circular under “Circular–Holdings of Securities of Augusta” is incorporated herein by reference.

(b)                                                              The information set forth in the Offer and Circular under “Circular–Trading in Securities of Augusta” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a)                                                              The information set forth in the Offer and Circular under “Circular–Financial Advisor, Dealer Manager and Soliciting Dealer Group”, “Circular-Depositary” and “Circular-Information Agent” is incorporated herein by reference.

Item 10.  Financial Statements.

(a), (b)                                         The information set forth under “Circular-Certain Information Concerning Securities of the Offeror”, under “Summary of the Offeror’s Historical and Pro Forma Financial Information” and in Schedule B – “Unaudited Pro Forma Consolidated Financial Statements” is incorporated by reference herein. The information set forth in the following documents incorporated by reference into the Offer and Circular is incorporated by reference herein:  (i) annual information form, dated March 27, 2013, for the year ended December 31, 2012; (ii) annual audited consolidated financial statements for the years ended December 31, 2012 and 2011 and notes and the auditor’s report in respect thereof, together with the credit supporter disclosure filed concurrently therewith; (iii) management’s discussion and analysis for the annual audited consolidated financial statements for the year ended December 31, 2012; (iv) unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2013, together with the notes thereto, together with the credit supporter disclosure filed concurrently therewith; and (v) management’s discussion and analysis for the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2013.

Item 11.  Additional Information.

(a)(1)                                               Except to the extent disclosed in the Offer and Circular, neither Hudbay nor, to the best of Hudbay’s knowledge after reasonable investigation, any of Hudbay’s directors, executive officers or other affiliates is a party to any present or proposed material agreement, arrangement, understanding or relationship with Augusta or any of Augusta’s executive officers, directors or affiliates that would require disclosure under Item 1011(a)(1) of Regulation M-A.

(a)(2)-(5)                            The information set forth in the Offer and Circular under “Offer–Conditions of the Offer,” “Circular–Regulatory Matters” and “Circular–Effect of the Offer on the Market for and Listing of Augusta Shares and Status as a Reporting Issuer” is incorporated herein by reference.

(b)                                                              To the extent not already incorporated into this Schedule TO, the information set forth in the Offer and Circular and Letter of Transmittal is incorporated herein by reference.

Item 12.  Exhibits

(a)(1)(i)	Offer and Circular dated February 10, 2014.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Press release dated February 9, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(v)	Investor relations presentation regarding the Offer dated February 10, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(vi)	Investor relations presentation regarding Constancia Project (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(vii)	Early warning report under National Instrument 62-103 related to the Offer (incorporated by reference to Hudbay's Form 6-K filed February 10, 2014).**

(a)(1)(viii)	Conference call transcript dated February 10, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(ix)	Newspaper advertisement dated February 11, 2014.*

(a)(1)(x)

Annual Information Form of HudBay Minerals Inc. for the year ended December 31, 2012 (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 40-F (Commission File No. 001-34244) filed with the Commission on March 28, 2013 (the “Form 40-F”)).**

(a)(1)(xi)

Annual Audited Consolidated Financial Statements of HudBay Minerals Inc. for the years ended December 31, 2012 and 2011  and notes and the auditor’s report in respect thereof, together with the credit supporter disclosure filed concurrently therewith (incorporated by reference to Exhibit 99.2 to the Form 40-F).**

(a)(1)(xii)	Management’s Discussion and Analysis of HudBay Minerals Inc. for the financial years ended December 31, 2012 and 2011 (incorporated by reference to Exhibit 99.3 to the Form 40-F).**

(a)(1)(xiii)

Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2013, together with the Notes thereto (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on November 12, 2013).**

(a)(1)(xiv)

Management’s Discussion and Analysis for the Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2013 (incorporated by reference to Exhibit 99.2 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the

Commission on November 12, 2013).**

(a)(1)(xv)

Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated April 5, 2013 in respect of the Annual and Special Meeting of Shareholders held on May 10, 2013 (incorporated by reference to Exhibit 99.2 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on April 10, 2013)**

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.

*                 Filed herewith.

**          Incorporated by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUDBAY MINERALS INC.

By:	/s/ David A. Garofalo
	Name:	David A. Garofalo
	Title:	President and Chief Executive Officer

Dated:  February 11, 2014

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(i)	Offer and Circular dated February 10, 2014.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Press release dated February 9, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(v)	Investor relations presentation regarding the Offer dated February 10, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(vi)	Investor relations presentation regarding Constancia Project (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(vii)	Early warning report under National Instrument 62-103 related to the Offer (incorporated by reference to Hudbay's Form 6-K filed February 10, 2014).**

(a)(1)(viii)	Conference call transcript dated February 10, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(ix)	Newspaper advertisement dated February 11, 2014.*

(a)(1)(x)

Annual Information Form of HudBay Minerals Inc. for the year ended December 31, 2012 (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 40-F (Commission File No. 001-34244) filed with the Commission on March 28, 2013 (the “Form 40-F”)).**

(a)(1)(xi)

Annual Audited Consolidated Financial Statements of HudBay Minerals Inc. for the years ended December 31, 2012 and 2011  and notes and the auditor’s report in respect thereof, together with the credit supporter disclosure filed concurrently therewith (incorporated by reference to Exhibit 99.2 to the Form 40-F).**

(a)(1)(xii)	Management’s Discussion and Analysis of HudBay Minerals Inc. for the financial years ended December 31, 2012 and 2011 (incorporated by reference to Exhibit 99.3 to the Form 40-F).**

(a)(1)(xiii)

Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2013, together with the Notes thereto (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on November 12, 2013).**

(a)(1)(xiv)

Management’s Discussion and Analysis for the Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2013 (incorporated by reference to Exhibit 99.2 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on November 12, 2013).**

(a)(1)(xv)

Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated April 5, 2013 in respect of the Annual and Special Meeting of Shareholders held on May 10, 2013 (incorporated by reference to Exhibit 99.2 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on April 10, 2013)**

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*                 Filed herewith.

**          Incorporated by reference.